FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

20 May 2013

DIRECTORATE CHANGE

John L. Thornton, an independent non-executive Director of HSBC Holdings plc ('HSBC'), has decided in view of recent expanded responsibilities within his other business interests not to seek re-election to the Board of HSBC at the Annual General Meeting on 24 May 2013, and to resign his Chairmanship of HSBC North America Holdings Inc. with effect from the same date.

Mr Thornton's appointment to the HSBC Board, and to the position of non-executive Chairman and director of HSBC North America Holdings Inc., took effect on 1 December 2008. He has been Chairman of the Group Remuneration Committee since 28 May 2010.

Commenting on Mr Thornton's retirement, HSBC Group Chairman Douglas Flint said: "John has made an invaluable contribution to the Group since his appointment, not least in his work with shareholders in his position as Chairman of the Remuneration Committee. I and the Board are saddened that a substantial increase in his other business and professional commitments means that he will be leaving the Board and would like to thank him for his counsel and service and wish him all the best in his future endeavours."

There are no matters relating to the retirement of Mr Thornton that need to be brought to the attention of the shareholders of the Company.

For and on behalf of
HSBC Holdings plc
R G Barber
Group Company Secretary

Media enquiries to Patrick Humphris on +44 (0) 20 7992 1631 or at patrick.humphris@hsbc.com

Notes to editors:

1. The Board of Directors of HSBC Holdings plc as at the date of this announcement are:
D J Flint, S T Gulliver, S A Catz†, L M L Cha†, M K T Cheung†, J B Comey, Jr.†, J D Coombe†,
J Faber†, R A Fairhead†, R Fassbind†, J W J Hughes-Hallett†, W S H Laidlaw†, J P Lipsky†,
J R Lomax†, I J Mackay, Sir Simon Robertson† and J L Thornton†.

† Independent Non-Executive Director

2. The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,600 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,681bn at 31 March 2013, the HSBC Group is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                              Date: 20 May 2013